MEMORANDUM OF UNDERSTANDING

By and among

Cherubim Interests, Inc.

and

Saint James Holding and Investment Company Trust.

January 5, 2018

Cherubim Interests, Inc. (“CI”), and Saint James Holding and Investment Company Trusts (“SJT”) have had discussions regarding the financing of the Self Sustaining Intentional Communities Coin. (the “Business Models”). As a further step in the formalization of the discussions, this Memorandum of Understanding (“MOU”) summarizes the principal terms and conditions for the proposed business model. All terms and conditions of this MOU shall be included in a definitive agreement and such other documentation or agreements (“Agreements”) as may be appropriate and mutually agreed upon by the respective parties thereto.

Parties to the Agreement:Cherubim Interests, Inc., a Wyoming corporation (OTC: CHIT) (“CI”), and Saint James Holding and Investment Company Trust located in the State of Delaware (the “SJT”) (collectively the “Parties” and each individually a “Party”).

Intent of Agreement:CI and SJT desire to establish a new relationship (the “Relationship), whereas CI would be the Investor in SJT to launch Initial Coin Offering for The Self Sustaining Intentional Communities Coin (Symbol SJT) The SJT Cryptocurrency is designed for cooperative living, working and healthier lives and offers extensible diversity in the use of the coin over current coins like Bitcoins for both financial and societal gain. The sale of the coins will generate the capital to create self-sustaining intentional communities across the US and across 57 nations. (the “Business Model”)

Due Diligence:The CI commitment hereunder is subject to CI’s completion of, and satisfaction in all respects with, the results of its due diligence investigation of the proposed location for deployment and the locations infrastructure to support the Business Model.

Responsibilities of the Parties:

CI Agrees;

To Purchase $100,000,000 SJT Coins with Capital Investment of $100,000,000 funded by Cherubim Interests into Business Model as outlined in the SJT Business Plan.

SJT Agrees;

To initiate communications and establish definitive relationships with all requisite Government Offices, Professional Personnel and Services related to theBusiness Model,

Contingencies:Any obligation to consummate the Proposed Transaction under the terms of this Memorandum of understanding is based entirely on satisfaction of each of the following conditions:

1. Execution of mutually acceptable Final Agreements under the laws of the state of Texas.

2. Acceptance of the Final Agreements.

Agreement and Closing Date:The Parties agree that timing is of the essence and agree to work expeditiously to draft and execute the Final Agreements.

Standard terms:The Parties agree that the Agreements will contain the usual and customary representations, warranties, and indemnifications and such other terms as may be mutually agreed upon by the Parties.

Exclusive Dealing:In consideration of the effort and expense to be incurred by the Parties in connection with their review of the Proposed Transaction, each Party agrees that for a period of 7 days from the date of this Memorandum of Understanding, such Party and its officers, directors, employees, and agents will not initiate, solicit, encourage (directly or indirectly), or accept any offer or proposal of any third party with respect to the Proposed Transaction, and shall not enter into any agreement, understanding, or transaction that would have an adverse effect on the ability of the Parties to consummate the Proposed Transaction.

Expenses:Each Party will pay its own legal, accounting, taxes, escrow, closing costs or any other associated costs of the proposed transactions.

Confidentiality:This MOU and information contained herein is confidential and shall not be duplicated or disclosed to anyone other than the Parties, their respective counsel and retained professional advisors, and their existing equity holders unless mutually agreed to in writing by the Parties.

The Parties contemplate that the transaction described herein will be concluded pursuant to the terms and provisions of the Agreements. In this regard, the Parties contemplate that they will each make certain usual and customary representations, warranties and indemnifications concerning the business and financial condition of the parties in a transaction of this nature.

The Parties understand and acknowledge that the terms of this Memorandum of Understanding are not legally binding, except for the Confidentiality and Exclusive Dealing clauses which are binding on the Parties. This Memorandum is an outline for certain proposed definitive agreements with respect to the transactions contemplated by this Memorandum.

Cherubim Interests, Inc.

By: /s/ Patrick Johnson

Patrick Johnson

CEO/President

Saint James Holding and Investment Company Trust.

By: /s/ Elder Jeffre Saint James, D. PSc, MBA

Elder Jeffre Saint James, D. PSc, MBA

Trustee

All Rights Reserved Without Prejudice UCC 1-308